Exhibit 99.8

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended April 30, 2023 of ImmunoPrecise Antibodies, Ltd. of our report dated July 10, 2023, with respect to the consolidated financial statements included as Exhibit 99.2 in this Annual Report. We also consent to the incorporation by reference of our report in the Registration Statements of ImmunoPrecise Antibodies Ltd. on Form S-8 (File No. 333-256730). We also consent to the use of our name as it appears under the caption “Interests of Experts”, which appears in the Annual Information Form, included as Exhibit 99.1 to the Annual Report of ImmunoPrecise Antibodies, Ltd., on Form 40-F.

/s/ GRANT THORNTON LLP

Houston, Texas

July 10, 2023